United States securities and exchange commission logo





                            September 21, 2020

       Edward Scheetz
       Chief Executive Officer
       Ventoux CCM Acquisition Corp.
       1 East Putnam Avenue, Floor 4
       Greenwich, CT 06830

                                                        Re: Ventoux CCM
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
27, 2020
                                                            CIK 0001822145

       Dear Mr. Scheetz:

              We have reviewed your draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 27, 2020

       General

   1.                                                   We note the risk factor
that    A public stockholder who fails to vote either in favor of or against a proposed
business combination will not be able to have his     shares redeemed
                                                        for cash.    Please
revise your Summary section, along with other applicable sections in the prospectus, to
prominently address that the public stockholder must vote for or against a proposed business
combination to be able to be able to have their shares redeemed for cash.



                                                        You may contact Eric
Mcphee at 202-551-3693 or Isaac Esquivel at 202-551-3395 if you
 Edward Scheetz
Ventoux CCM Acquisition Corp.
September 21, 2020
Page 2

have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Pam Long at 202-551-3765 with any other questions.



                                                         Sincerely,
FirstName LastNameEdward Scheetz
                                                         Division of
Corporation Finance
Comapany NameVentoux CCM Acquisition Corp.
                                                         Office of Real Estate
& Construction
September 21, 2020 Page 2
cc:       Giovanni Caruso
FirstName LastName